Exhibit 99.1

VIA SEDAR

AETERNA ZENTARIS INC.

Report as to Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of Aeterna Zentaris Inc. (the “Company”) held on May 8, 2019 in Montreal, Québec. Each of the matters is described in greater detail in the Company’s management information circular dated March 26, 2019 (the “Circular”).

(a)                                 According to proxies received and a vote by show of hands, the five nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed. The following are the voting results on this matter:

	FOR	WITHHELD
Carolyn Egbert	1,867,049	180,324

Gérard Limoges	1,861,389	185,984

Robin Smith Hoke	1,864,981	182,392

Brent Norton	1,861,563	185,810

Jonathan Pollack	1,860,317	187,056

(b)                                 According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter: 9,026,100 shares for and 387,261 shares withheld.

(c)                                  According to proxies received and a vote by show of hands, the ordinary resolution to confirm, approve and ratify the Company’s amended and restated shareholder rights plan, as adopted by the Company’s board of directors, was carried. The following are the voting results on this matter: 1,879,972 shares for and 167,401 shares against.

(d)                                 According to proxies received and a vote by show of hands, the special resolution to amend the articles of the corporation to change the province in which the Company’s registered office is situated from Quebec to Ontario was carried. The following are the voting results on this matter: 1,926,447 shares for and 120,926 shares against.

Dated this 8th day of May 2019.

AETERNA ZENTARIS INC.

By:	(signed) Leslie Auld
Name:	Leslie Auld
Title:	Chief Financial Officer